                                                                    EXHIBIT 23.2



                          INDEPENDENT AUDITORS' CONSENT


The Board of Directors
Encysive Pharmaceuticals, Inc.

We consent to the use of our report on the financial statements of ICOS - Texas Biotechnology, L.P. (a development stage limited partnership) incorporated by reference herein.

Our report on the aforementioned financial statements of ICOS - Texas Biotechnology, L.P. dated January 30, 2003 contains an explanatory paragraph that states that ICOS - Texas Biotechnology, L.P. has experienced recurring losses from operations and has a partners' deficit which raise substantial doubt about its ability to continue as a going concern. The ICOS - Texas Biotechnology, L.P. financial statements do not include any adjustments that might result from the outcome of that uncertainty.


/s/ KPMG LLP

Seattle, Washington
October 21, 2003